UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2004.

                        Commission File Number: 0-30390


                              HILTON RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HILTON RESOURCES LTD
                                           -------------------------------------

Date: OCTOBER 29, 2004                     /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

--------------------------------------------------------------------------------




                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                                 AUGUST 31, 2004
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of Hilton Resources Ltd. for the three months ended August 31, 2004, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)



                                                     AUGUST 31,       MAY 31,
                                                       2004            2004
                                                         $               $

                                     ASSETS

CURRENT ASSETS

Cash                                                    344,545         528,040
Amounts receivable                                       65,476          30,289
Prepaid expenses and deposits                            10,321           8,959
                                                   ------------    ------------
                                                        420,342         567,288

CAPITAL ASSETS                                           18,832          19,467

UNPROVEN MINERAL INTERESTS (Note 3)                     413,682         220,582

OTHER ASSETS (Note 4)                                     7,650          65,591
                                                   ------------    ------------
                                                        860,506         872,928
                                                   ============    ============

                                   LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities                 29,564          16,356
                                                   ------------    ------------

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)                               70,593,713      70,593,713

CONTRIBUTED SURPLUS                                     154,000         154,000

DEFICIT                                             (69,916,771)    (69,891,141)
                                                   ------------    ------------
                                                        830,942         856,572
                                                   ------------    ------------
                                                        860,506         872,928
                                                   ============    ============
NATURE OF OPERATIONS (Note 1)


APPROVED BY THE BOARD

/s/ ANDREW CARTER   , Director
-------------------
/s/ NICK DEMARE     , Director
-------------------





              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)



                                                       2004            2003
                                                         $               $
EXPENSES

Accounting and administration                            15,800          25,541
Depreciation                                                835               -
Investor relations                                        9,000               -
Legal                                                     3,544           4,367
Office                                                    1,828           4,194
Professional fees                                           750          32,978
Regulatory                                                  725             671
Rent                                                          -           1,769
Transfer agent                                              849           2,248
Travel                                                    2,362           3,000
                                                   ------------    ------------
                                                         35,693          74,768
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                                 (35,693)        (74,768)
                                                   ------------    ------------
OTHER ITEMS

Interest and other income                                 5,880           3,729
Interest expense on debentures                                -         (92,992)
Foreign exchange                                          4,183           5,152
                                                   ------------    ------------
                                                         10,063         (84,111)
                                                   ------------    ------------

NET LOSS FOR THE PERIOD                                 (25,630)       (158,879)

DEFICIT - BEGINNING OF PERIOD                       (69,891,141)    (69,308,746)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                             (69,916,771)    (69,467,625)
                                                   ============    ============



BASIC AND DILUTED LOSS PER SHARE                         $(0.00)         $(0.03)
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING                        18,537,355       4,876,921
                                                   ============    ============



              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)



                                                       2004            2003
                                                         $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                 (25,630)       (158,879)
Adjustment for items not involving cash
     Depreciation                                           835               -
     Amortization of deferred financing charges               -          10,480
     Accretion of liability component of debentures           -          36,855
     Interest expense settled through issuance
         of shares                                            -          45,657
     Other                                               (5,880)         (8,000)
                                                   ------------    ------------
                                                        (30,675)        (73,887)
(Increase) decrease in amounts receivable               (35,187)            608
(Increase) decrease in prepaid expenses and
     deposits                                            (1,362)         16,392
Increase (decrease) in accounts payable and
     accrued liabilities                                 13,208          (5,046)
                                                   ------------    ------------
                                                        (54,016)        (61,933)
                                                   ------------    ------------
INVESTING ACTIVITIES

Expenditures on capital assets                             (200)              -
Expenditures on unproven mineral interests             (135,879)              -
Proceeds from sale of investment                          6,600               -
                                                   ------------    ------------
                                                       (129,479)              -
                                                   ------------    ------------
DECREASE IN CASH FOR THE PERIOD                        (183,495)        (61,933)

CASH - BEGINNING OF PERIOD                              528,040         147,108
                                                   ------------    ------------
CASH - END OF PERIOD                                    344,545          85,175
                                                   ============    ============


SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid in cash                                         -               -
                                                   ============    ============
Income taxes paid in cash                                     -               -
                                                   ============    ============


              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
                     STATEMENT OF UNPROVEN MINERAL INTERESTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2004
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)





                                                                         $

BALANCE - BEGINNING OF PERIOD                                           220,582
                                                                   ------------
EXPLORATION COSTS DURING THE PERIOD

     Access road construction                                            25,768
     Assays                                                               1,972
     Drilling advance                                                    62,612
     Environment                                                          7,792
     Field labour                                                        17,518
     Geological                                                          26,710
     Geophysics                                                              58
     Mining rights                                                       12,158
     Office                                                               3,106
     Other                                                                3,463
     Supplies                                                            10,009
     Travel                                                               6,899
     Vehicles                                                             1,805
                                                                   ------------
                                                                        179,870
                                                                   ------------
ACQUISITION COSTS DURING THE PERIOD                                      13,230
                                                                   ------------
BALANCE - END OF PERIOD                                                 413,682
                                                                   ============




              The accompanying notes are an integral part of these
                   interim consolidated financial statements.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2004
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)


1.       NATURE OF OPERATIONS

         The Company is in the process of exploring its unproven mineral interests in Mexico. The Company presently has no proven or probable reserves  and on the  basis  of  information  to  date,  it has not yet
         determined   whether  these  mineral  interests  contain   economically
         recoverable ore reserves. The amounts shown as unproven mineral interests represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

         As at August 31, 2004, the Company had working capital of $390,778. The Company will require additional equity financing to pursue the exploration of its unproven mineral interests and meet ongoing corporate overhead requirements. The Company expects to generate the necessary resources for the 2005 fiscal year through a combination of the sale of equity securities through private placements and the exercises of warrants and stock options. No assurances can be given, however, that the Company will be able to obtain sufficient additional resources. If the Company is unsuccessful in generating anticipated resources from one or more of the anticipated sources and is unable to replace any shortfall with resources from another source, the Company may be able to extend the period for which available funds would be adequate by joint venturing or selling its unproven mineral interests and otherwise scaling back operations. If the Company were unable to generate the required unproven mineral interests, its ability to meet its obligations and to continue its operations would be adversely affected.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

         BASIS OF PRESENTATION

         The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Compania Minera Nayarit S.A. de C.V., which was incorporated on April 29, 2004, to pursue its Mexican mineral exploration activities. Inter-company balances and transactions are eliminated on consolidation.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2004
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)


3.       UNPROVEN MINERAL INTERESTS


                                         AUGUST 31, 2004                             MAY 31, 2004
                              -------------------------------------     -------------------------------------
                              ACQUISITION   EXPLORATION                 ACQUISITION   EXPLORATION
                                 COSTS         COSTS         TOTAL         COSTS         COSTS         TOTAL
                                   $             $             $             $             $             $

         El Nayar Project       117,201       296,481       413,682       103,971       116,611       220,582
                                =======      ========      ========      ========       =======       =======

         On October 1, 2003, the Company entered into an option agreement, with a Mexican private corporation which is at arm's length to the Company, whereby the Company can acquire up to a 100% interest in five unproven mineral concessions (the "El Nayar Project") in Mexico, covering approximately 6,766 hectares.

         The Company may earn an initial 60% interest, upon TSX Venture Exchange approval ("Approval Date"), in consideration of making option payments to the optionor totaling US $50,000 (paid) and the issuances of a total of 1.1 million common shares and funding US $1 million of expenditures over a three year period. Payouts for land holding costs and underlying option payments to the concession holder will be included as part of the expenditure commitment for the Company's earn-in.

         Upon having earned the initial 60% interest, the Company may purchase the remaining 40% interest in the El Nayar Project by payment in cash or issuances of common shares for an amount to be determined based on the net present value of the El Nayar Project.


4.       OTHER ASSETS

                                                    AUGUST 31,        MAY 31,
                                                       2004            2004
                                                         $               $

         Investment                                       7,650           8,370
         Drilling advance                                     -          57,221
                                                   ------------    ------------
                                                          7,650          65,591
                                                   ============    ============

         As at August 31, 2004, the Company held 85,000 common shares of Halo Resources Ltd. ("Halo"), a publicly traded company with common officers and directors. During the three months ended August 31, 2004, the Company sold 8,000 shares for $6,600, realizing a gain of $5,880. As at August 31, 2004 the 85,000 shares of Halo had a quoted market value of $73,950.

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2004
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)


5.       SHARE CAPITAL


         Authorized:  Unlimited common shares without par value
         Issued:

                                                         THREE MONTHS ENDED                  YEAR ENDED
                                                          AUGUST 31, 2004                   MAY 31, 2004
                                                   ----------------------------    ----------------------------
                                                      SHARES          AMOUNT          SHARES          AMOUNT
                                                                        $                                $

         Balance, beginning of period                18,537,355      70,593,713       4,876,921      67,568,135
                                                   ------------    ------------    ------------    ------------
         Issued during the period
         For cash
              Private placements                              -               -       6,130,000         865,750
              Exercise of warrants                            -               -         490,000          68,600
         Retirement of debentures                             -               -       6,233,843       2,041,932
         Debenture interest                                   -               -         640,366          65,371
         Finders fee                                          -               -         166,225          16,623
                                                   ------------    ------------    ------------    ------------
                                                              -               -      13,660,434       3,058,276
         Less: share issue costs                              -               -               -         (32,698)
                                                   ------------    ------------    ------------    ------------
                                                              -               -      13,660,434       3,025,578
                                                   ------------    ------------    ------------    ------------
         Balance, end of period                      18,537,355      70,593,713      18,537,355      70,593,713
                                                   ============    ============    ============    ============

         (a) No stock options were granted by the Company during the three months ended August 31, 2004. The following table summarizes information about the stock options outstanding and exercisable at August 31, 2004.


                  NUMBER              EXERCISE PRICE           EXPIRY DATE
                                            $

                  700,000                  0.25                February 18, 2007
                  =======                  ====

         (b) As at August 31, 2004, the Company had outstanding warrants issued pursuant to private placements, which may be exercised to purchase 5,740,000 shares. The warrants expire at various times until 2006 and may be exercised at prices ranging from $0.14 per share to $0.31 per share.

                  Details of warrants outstanding are as follows:

                                                                       NUMBER
                                                                    OF WARRANTS

                  Balance, beginning of period                        5,823,650
                  Expired                                               (83,650)
                                                                   ------------
                  Balance, end of period                              5,740,000
                                                                   ============

                              HILTON RESOURCES LTD.
                         (An Exploration Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2004
                      (Unaudited - Prepared by Management)
            (Expressed in Canadian dollars, unless otherwise stated)



6.       RELATED PARTY TRANSACTIONS

         During the three months ended August 31, 2004, the Company paid a total of $16,550 for accounting, management, professional and consulting services provided by a director of the Company and a company controlled by the President of the Company.


7.       SEGMENTED INFORMATION

         The Company operates in one industry segment, the exploration of unproven mineral interests. The Company's current unproven mineral interests are located in Mexico and its corporate assets are located in Canada.

                                                   --------------------------------------------
                                                                  AUGUST 31, 2004
                                                   --------------------------------------------
                                                   IDENTIFIABLE                         NET
                                                      ASSETS         REVENUES          LOSS
                                                        $                $               $

         Mineral operations (Mexico)                    505,797               -               -
         Corporate (Canada)                             354,709               -         (25,630)
                                                   ------------    ------------    ------------
                                                        860,506               -         (25,630)
                                                   ============    ============    ============



                                                   --------------------------------------------
                                                                     MAY 31, 2004
                                                   --------------------------------------------
                                                   IDENTIFIABLE                         NET
                                                      ASSETS         REVENUES          LOSS
                                                        $                $               $

         Mineral operations (Mexico)                    293,529               -               -
         Corporate (Canada)                             579,399          95,400        (582,395)
                                                   ------------    ------------    ------------
                                                        872,928          95,400        (582,395)
                                                   ============    ============    ============


8.       SUBSEQUENT EVENT

         Subsequent to August 31, 2004, the Company granted options to its directors, employees and consultants to purchase 400,000 shares of the Company at a price of $0.10 per share, expiring September 3, 2007.

                              HILTON RESOURCES LTD.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2004


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at October 29, 2004 and should be read in conjunction with the interim consolidated financial statements and the accompanying notes for the three months ended August 31, 2004 of Hilton Resources Ltd. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

Since inception the Company has primarily been engaged in the mineral resource and petroleum and natural gas industries. More recently it had been engaged in the acquisition, exploration for and development of crude oil and natural gas interests in the United States and in the research, development and marketing of proprietary software programs. In 2003, the Company reorganized its corporate structure and business objectives. The Company is currently a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral interests located in Mexico. As of the date of this MD&A, the Company has not earned any production revenue, nor found any proved reserves on any of its mineral interests. The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan and Yukon. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "HPM" and on the Over the Counter Bulletin Board ("OTCBB") under the symbol "HPMPF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934.

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXPLORATION PROJECTS

El Nayar Project, Mexico

On January 26, 2004, the Company received a qualifying technical report in support of its option agreement. The report has been filed with the TSXV. The Company received conditional approval and commenced with the first phase $50,000 sampling and data compilation program of the underground workings between the La Castellana and San Buenaventura adits. On April 13, 2004, the Company announced the assay results for the first 20 channel samples taken on the El Nayar project. On May 11, 2004, the Company received results from the second batch of 28 channel samples. The samples were taken from the newly discovered El Norte vein system of breccias, stockworks and quartz veins over a horizontal strike length of 150 meters; the vein has been mapped over a total horizontal distance of 390 meters and over a vertical height of 200 plus meters.

Access-road construction has been on-going and is substantially advanced.. On the north side of the El Norte vein a drill road has advanced approximately 800 metres in zig-zag fashion up the slope and is now about halfway to the top of the ridge. The same road, at lower elevation, exposed a new vein which has subsequently been located at other points. Two samples, each over a 1.5 m width, gave assays of (a) 0.24 g/t Au with 68 g/t Ag and (b) 0.90 g/t Au with 235 g/t Ag. The character of the mineralization resembles that of the El Norte vein. The road will be continued to the summit of the ridge, providing access to drill pads for a diamond drilling program.

Sampling of the underground workings and surface outcrops of the historic La Castellana vein has been substantially advanced. Completion of the sampling programs on the La Castellana and El Norte veins will allow more effort to be directed at advancing geological understanding of the property and a systematic search for other mineralized structures. The discovery of a new vein during road building is encouraging, and further discoveries are anticipated.

The El Nayer claim group contains 6,835 hectares overlying a sequence of volcanic units that host epithermal silver and gold mineralization. All the areas of known mineralization, and the newly discovered El Norte vein system, are located well within the limits of mining exploration concessions in which the Company has the option to acquire a 100% interest.

SELECTED FINANCIAL DATA

The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.


                      FISCAL 2005                         FISCAL 2004                               FISCAL 2003
                      -----------   -----------------------------------------------------   ---------------------------------------
                        AUG. 31        MAY 31       FEB. 29       NOV. 30       AUG. 31        MAY 31       FEB. 28       NOV. 30
                           $             $             $             $             $             $             $             $
                      -----------   -----------------------------------------------------   ---------------------------------------


OPERATIONS:

Revenues                        -             -             -             -             -             -             -        71,016

Net income (loss)         (25,630)       67,994      (345,252)     (146,258)     (158,879)   (1,029,460)     (268,147)   (6,115,692)

Basic and diluted
   income (loss)
   per share                (0.00)         0.01         (0.03)        (0.03)        (0.03)        (0.23)        (0.06)        (1.35)

Dividends per share             -             -             -             -             -             -              -            -

BALANCE SHEET:

Working capital
   (deficiency)           390,778       550,932       647,522    (1,293,783)   (1,441,922)   (1,494,055)   (1,406,378)      231,635

Total assets              860,506       872,928       860,895       636,002       323,023       411,006     1,393,384     1,742,649

Total long-term
   liabilities                  -             -             -             -             -             -             -     1,796,049

                      -----------   -----------------------------------------------------   ---------------------------------------


RESULTS OF OPERATIONS

During the three months ended August 31, 2004 ("2004") the Company recorded a loss of $25,630 ($0.00 per share) compared to a loss of $158,879 ($0.03 per share) for the comparable period in 2003 ("2003").

General and administrative costs decreased by $39,075, from $74,768 in 2003 to $35,693 in 2004 due mainly to the impact of reduced operations and abandonment of petroleum and proprietary software program activities in 2003. General and administrative costs in 2004 reflects the Company's current operating levels. Specific expenses of note during 2004 and 2003 are as follows:

         i) during 2004, the Company incurred accounting and administrative fees of $15,800 (2003 - $25,541) provided by a private company controlled by the current President of the Company;

         ii) during 2003, the Company incurred general and administrative costs of $33,185 for the proprietary software program activities, mainly in professional fees to arm's length parties. The Company abandoned this business segment in August 2003.

         iii) effective December 1, 2003, the Company resumed its investor relations arrangement at a rate of $3,000 per month. A total of $9,000 was paid in 2004.

During 2004, the Company sold marketable securities for $6,600, resulting in a gain of $5,880. The Company did not sell any marketable securities in 2003.

During 2003, the Company recorded interest expense on debentures of $92,992. The debentures matured and were retired in January 2004.

During 2004, the Company spent $13,230 relating to acquisition costs and $179,870 for exploration expenditures on the El Nayar Project.

FINANCIAL CONDITION / CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. As of August 31, 2004, the Company had a working capital of $390,778. However, results from its exploration programs and/or additional mineral property acquisitions may result in additional financial requirements. If needed, the Company would be required to conduct additional financings, however, there is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured or relinquish certain of its properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Notes 2 and 3 to the May 31, 2004 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The Company has no changes in accounting policies.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended August 31, 2004, the Company was charged $16,550 for accounting, management, professional and consulting services provided by a director of the Company and a company controlled by the President of the Company.

RISKS AND UNCERTAINTIES

The Company competes with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral concessions, claims and other interests, as well as for the recruitment and retention of qualified employees.

The Company is in compliance in all material regulations applicable to its exploration activities. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on any properties, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals can be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations.

The Company's mineral properties are located in Mexico and consequently the Company is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mining title or other mineral rights, and mineral exploration and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry.

INVESTOR RELATIONS ACTIVITIES

Effective December 1, 2003, the Company resumed its investor relations arrangement with Eland Jennings Inc. ("Eland Jennings"), at a rate of $3,000 per month. During the three months ended August 31, 2004, the Company paid $9,000 to Eland Jennings. The Company maintains a web site at www.hiltonresourcesltd.com .

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at August 31, 2004, there were 18,537,355 issued and outstanding common shares. In addition there were 700,000 stock options outstanding and exercisable, at an exercise price of $0.25 per share, and 5,740,000 warrants outstanding, with exercise prices ranging from $0.14 and $0.31 per share. In September 2004, the Company granted stock options to purchase 400,000 common shares at a price of $0.10 per share.

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, NICK DEMARE, CHIEF EXECUTIVE OFFICER of HILTON RESOURCES LTD., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of HILTON RESOURCES LTD. for the interim period ending August 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    October 29, 2004



         /s/ Nick DeMare
         -----------------------
         Nick DeMare
         Chief Executive Officer

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, NICK DEMARE, a DIRECTOR of HILTON RESOURCES LTD. and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of HILTON RESOURCES LTD. for the interim period ending August 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    October 29, 2004


         /s/ Nick DeMare
         ---------------
         Nick DeMare
         Director